UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Inhibikase Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45719W205

(CUSIP Number)

October 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45719W205	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,807,507*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,807,507*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,807,507*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 45719W205	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,807,507*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,807,507*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,807,507*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 45719W205	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Inhibikase Therapeutics, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia 30339

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the “Firm”) and Commodore Capital Master LP, a Cayman Islands exempted limited partnership (“Commodore Master”). The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”)

Item 2.	(e) CUSIP No.:

45719W205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 45719W205	SCHEDULE 13G

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 6,807,507*

(b) Percent of Class: 9.99%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,807,507*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,807,507*

As reported in the cover pages to this report, the ownership information with respect to Commodore Master is as follows:

(a) Amount Beneficially Owned: 6,807,507*

(b) Percent of Class: 9.99%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,807,507*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,807,507*

* On October 9, 2024, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) in connection with a private placement (the “Private Placement”) with certain institutional and other accredited investors. Pursuant to the Purchase Agreement, the Issuer agreed to sell in the Private Placement (i) 58,310,000 shares of Common Stock, or, in lieu thereof, pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 21,985,000 shares of Common Stock, (ii) Series A-1 Warrants (“Series A-1 Warrants”) to purchase up to 40,139,474 shares of Common Stock or, in lieu thereof, pre-funded warrants (“A-1 Pre-Funded Warrants”) to purchase the same number of shares of Common Stock, and (iii) Series B-1 Warrants (“Series B-1 Warrants”) to purchase up to 73,813,529 shares of Common Stock, or, in lieu thereof, pre-funded warrants (“B-1 Pre-Funded Warrants” and with the Pre-Funded Warrants, the Series A-1 Warrants, the A-1 Pre-Funded Warrants and the Series B-1 Warrants, the “Warrants”) to purchase the same number of shares of Common Stock.

The Pre-Funded Warrants, the A-1 Pre-Funded Warrants and the B-1 Pre-Funded Warrants are immediately exercisable upon issuance and can be exercised at any time after their original issuance until such Pre-Funded Warrants are exercised in full. The filing of an amendment to the Issuer’s Certificate of Incorporation (the “Charter Amendment”) with the Secretary of State of the State of Delaware is necessary for the Issuer to have a sufficient number of authorized shares of Common Stock to cover the shares of Common Stock (or A-1 Pre-Funded Warrants or B-1 Pre-Funded Warrants in lieu thereof) issuable upon the exercise of the Series A-1 Warrants and the Series B-1 Warrants.

Pursuant to the Purchase Agreement, the Issuer agreed to use its reasonable best efforts to hold a meeting of the Issuer’s stockholders no later than 90 days after the closing date of the offering of securities in the Private Placement (the “Offering”) to obtain approval of the Charter Amendment to increase the number of authorized shares of Common Stock to a number of shares of Common Stock sufficient to allow for the full exercise of the Warrants (the “Stockholder Approval”). The Offering is expected to close on October 21, 2024, subject to satisfaction of closing conditions.

Pursuant to the Purchase Agreement, the Issuer agreed to sell to Commodore Master in the Private Placement an aggregate of (i) 5,925,000 shares of Common Stock, (ii) Pre-Funded Warrants to purchase up to 4,660,000 shares of Common Stock, subject to a beneficial ownership limitation of 9.99%, (iii) Series A-1 Warrants to purchase up to 5,290,799 shares of Common Stock, subject to the Stockholder Approval and a beneficial ownership limitation of 9.99%, and (iv) Series B-1 Warrants to purchase up to 9,729,389 shares of Common Stock, subject to the Stockholder Approval and a beneficial ownership limitation of 9.99%.

The Firm is the investment manager to Commodore Master. As of October 9, 2024, the Firm may be deemed to beneficially own an aggregate of 6,807,507 shares of Common Stock, including (i) 5,925,000 shares of Common Stock and (ii) Pre-Funded Warrants to purchase up to 882,507 shares of Common Stock. The foregoing excludes (i) Pre-Funded Warrants to purchase up to 3,777,493 shares of Common Stock because the exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99%, (ii) Series A-1 Warrants to purchase up to 5,290,799 shares of Common Stock because the exercise of the Series A-1 Warrants is subject to the Stockholder Approval and a beneficial ownership limitation of 9.99%, and (iii) Series B-1 Warrants to purchase up to 9,729,389 shares of Common Stock because the exercise of the Series B-1 Warrants is subject to the Stockholder Approval and a beneficial ownership limitation of 9.99%. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on an aggregate of 67,192,570 shares of Common Stock issued and outstanding, including (i) 8,882,570 shares of Common Stock issued and outstanding on October 9, 2024, as reported directly by the Issuer to the Firm, and (ii) 58,310,000 shares of Common Stock issued in the Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2024.

CUSIP No. 45719W205	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45719W205	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2024

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 17, 2024

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory